Exhibit 99.11

Electra Meccanica’s SOLO Electric Vehicle
Featured on Fox Business Network

VANCOUVER, Jan. 30, 2018 /PRNewswire/ - Canadian auto manufacturer Electra Meccanica (OTCQB: ECCTF) announced today that the Company's SOLO electric vehicle (EV) was recently featured on the Fox Business Network during the "Countdown to the Closing Bell" and in an article titled, "SOLO all-electric one-seater car designed for commuters."

Please access the interview and article here: http://www.foxbusiness.com/features/2018/01/26/solo-all-electric-one-seater-car-designed-for-commuters.html
The SOLO retails at $15,500 USD, and interested consumers can place a fully-refundable $250 USD deposit by visiting EMVauto.com. A publicly held company, Electra Meccanica began trading on the OTCQB exchange in September of last year, and announced its application filing for NASDAQ Capital Markets listing last October.